Clene Inc.

6550 South Millrock Drive, Suite G50

Salt Lake City, Utah 84121

VIA EDGAR

October 4, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamill and Laura Crotty

Re:        Clene Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333-274651

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Clene Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced registration statement (the “Registration Statement”) to 4:00 p.m., Eastern Time, on October 6, 2023, or as soon thereafter as practicable.

Please contact Tom McAleavey of Holland & Knight, special counsel to the Company, by email at tom.mcaleavey@hklaw.com or by phone at (407) 244-5108 if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Sincerely,

/s/ Robert Etherington

Name: Robert Etherington

Title: President and Chief Executive Officer